SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

Plug Power Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103	13G

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 4,000,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 4,000,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 2.3%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 72919P103	13G

(1)	Names of Reporting Persons Heights Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 4,000,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 4,000,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 2.3%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 72919P103	13G

Item 1.
	(a)	Name of Issuer Plug Power Inc., a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 968 Albany Shaker Road, Latham, New York 12110

Item 2(a).

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.01 par value per share (the “Shares”).

(i)            Capital Ventures International

(ii)           Heights Capital Management, Inc.

Item 2(b).

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Capital Ventures International is:

The Harbour Trust Co. Ltd.

Windward 1, Regatta Office Park

West Bay Road

P.O. Box 897

Grand Cayman KY1-1103

Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2(c).		Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d)		Title of Class of Securities Common Stock, $0.01 par value per share
Item 2(e)		CUSIP Number 72919P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 72919P103	13G

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Shares reported as beneficially owned herein are issuable upon the exercise of a warrant to purchase Shares.

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 indicates that there were 173,125,897 Shares outstanding as of November 5, 2014.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 72919P103	13G

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2015

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Brian Sopinsky
pursuant to a Limited Power of Attorney, a copy of which was previously filed.		Name: Brian Sopinsky
Title: Secretary

By:	/s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary

CUSIP No. 72919P103	13G

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney*
II	Joint Filing Agreement*

*Previously filed.